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                                                            Filed by Keane, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                              and deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                              Subject Company:  Metro Information Services, Inc.
                                                  Commission File No.: 000-22035

     Statements in this filing regarding the proposed transaction between Keane, Inc. and Metro Information Services, Inc., the expected timetable for completing the transaction and integrating the businesses, the accretive nature of the transaction, expected revenue growth, SG&A synergies and cost savings, cross-selling opportunities, potential client business, market share, corporate and infrastructure synergies, and future opportunities for the combined company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Keane to successfully integrate Metro's operations and employees, the ability to realize anticipated synergies and cost savings, unanticipated disruptions to business, general economic conditions and the other factors described in Keane's and Metro's Annual Reports on Form 10-K for the year ended December 31, 2000 and their most recent quarterly reports filed with the SEC.

     Keane plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and Metro plans to file with the SEC and mail to its shareholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Keane, Metro, the transaction and related matters. You are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available.

     You will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by Keane and Metro through either company or through the web site maintained by the SEC at www.sec.gov.

     Keane and Metro, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transaction contemplated by the merger agreement. Information regarding Keane's directors and executive officers is contained in Keane's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is contained in Metro's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated May 3, 2001, which are filed with the SEC. As of April 16, 2001, Metro's directors and executive officers beneficially owned approximately 9,261,727 shares, or 60.3%, of Metro's common stock. A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus.
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     Set forth below is the text of a slide show presentation to be given by officers of Keane and Metro in connection with the proposed transaction between Keane and Metro.


Keane/Metro Acquisition

Brian Keane
President & CEO



     Statements in this presentation regarding the proposed acquisition of Metro Information Services, Inc. by Keane, Inc., the expected timetable for completing the transaction and integrating the businesses, the accretive nature of the transaction, expected revenue growth, SG&A synergies and cost savings, cross-selling opportunities, potential client business, market share, corporate and infrastructure synergies, and future opportunities for the combined company constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Keane to successfully integrate Metro's operations and employees, the ability to realize anticipated synergies and cost savings, unanticipated disruptions to business, general economic conditions and the other factors described in Keane's and Metro's Annual Reports on Form 10-K for the year ended December 31, 2000 and their most recent quarterly reports filed with the SEC.

     Keane plans to file with the SEC a registration statement on Form S-4 in connection with the transaction, and Metro plans to file with the SEC and mail to its shareholders a proxy statement/prospectus in connection with the transaction. The registration statement and the proxy statement/prospectus will contain important information about Keane, Metro, the transaction and related matters. You are urged to read the registration statement and the proxy statement/prospectus carefully when they are available.

     You will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Keane and Metro through either company or through the web site maintained by the SEC at www.sec.gov.

     Keane and Metro, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transaction contemplated by the merger agreement. Information regarding Keane's directors and executive officers is contained in Keane's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated April 13, 2001, which are filed with the SEC. As of February 1, 2001, Keane's directors and executive officers beneficially owned approximately 12,435,624 shares, or 18.3%, of Keane's common stock. Information regarding Metro's directors and executive officers is

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

contained in Metro's Annual Report on Form 10-K for the year ended December 31, 2000 and its proxy statement dated May 3, 2001, which are filed with the SEC. As of April 16, 2001, Metro's directors and executive officers beneficially owned approximately 9,261,727 shares, or 60.3%, of Metro's common stock. A more complete description will be available in the registration statement and the proxy statement/prospectus.



[Legend on the right side of most slides indicates the following topics:
Strategic Rationale, Deal Summary, About Metro, The Combined Opportunity, Culture/Mgt., Team/Timetable, Benefits and Accelerated Revenue Growth]

Keane/Metro Strategic Rationale

Accelerates revenue growth through the addition of new clients

     . 600 new clients with 90% of Metro's 2000 revenue generated by 300 customers

          -    236 of these are brand new clients for Keane

          - Over 50 of Metro's clients generated at least $1 million in revenue during last 12 months ending June 30, 2001

     . Metro clients would significantly benefit from Keane's ADM Outsourcing, Business Innovation Consulting and other services

          - Outstanding track record by Keane of leveraging and expanding new client penetration (e.g. government business from AGS)

          - 60+ Metro clients have already been identified for ADM outsourcing opportunities


Keane/Metro Strategic Rationale

Keane expects the transaction to be at least 10% accretive to cash earnings in 2002

     . This is a result of SG&A synergies alone at branch offices and additional corporate synergies

     . 26 of Metro's 33 branch operations are within geographic markets that Keane already serves

     . These synergies are expected to generate $15 million in annual pre-tax cost savings

     .    This excludes any potential upside from revenue synergies

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Keane/Metro Strategic Rationale

Keane has a successful track record of gaining synergies from similar critical mass acquisitions, lowering integration risks

     .    GE Consulting in 1993

     .    AGS in 1994

     .    Both were 75% of Keane's revenue at the time of the deal

          -    Metro is approximately 30%

     . Keane has an experienced management team with an outstanding M&A integration track record

     .    Keane has a consistent track record of not overpaying for acquisitions

          - Multiples paid for GE Consulting and AGS were in line with Metro even though Metro offers substantially more attractive operational synergies from office overlap and cross-selling opportunities


It strengthens Keane's leadership position in the market, enhancing our size, market share, consulting workforce and distribution, strongly positioning us to leverage any improvement in the economy and IT spending.


Deal Summary

     . Keane signed a definitive agreement to acquire Metro in a stock-for-stock transaction

          - Each share of Metro common stock will be exchanged for 0.48 shares of Keane common stock

          -    The deal is valued at approximately $130 million fully diluted.

          -    Keane will also become responsible for Metro's existing $68M debt

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          -    As of August 20 market cap would be approx. $1.3 billion

          - On a pro forma basis, Metro shareholders will hold about 9.6% of company

     . Keane expects the transaction to be at least 10% accretive to cash earnings in fiscal year 2002, and anticipates achieving $15 million of annual pre-tax cost savings

     . The transaction has been approved by the boards of directors, but is subject to customary closing conditions, including regulatory approvals, and will require the approval of Metro's shareholders

     . Approval from Metro shareholders and regulatory agencies are expected to occur within the next two months.


About Metro

     . Provides IT consulting services and solutions to Global 2000 companies including application development and maintenance, IT architecture and engineering, systems consulting, project outsourcing and general support services

     .    The company establishes long-term relationships with its customers

     . Over 85% of Metro's revenue comes from clients the company did business with in the prior year


Integration Team/Timetable

     .    Experienced, senior integration team

          -    Renee Southard, Sr. VP of Human Resources

          -    Bob Atwell, Sr. VP of North American Branch Operations

          -    John Leahy, Sr. VP Finance and CFO

     . Metro's corporate processes and functions will remain intact until year-end close, migrated to Boston in January

          -    Financial reporting and HR systems will be integrated by end Q1

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     .    Field operations planning is well underway

          -    Two-week client/employee road show ongoing

          - Working on personnel decisions for regional and business unit management positions

     . Physical consolidation of overlapping branch facilities is expected to take place during Q1 and Q2 of next year

          - Some of Metro's large-scale branches, i.e., Richmond and Virginia Beach, will remain as stand-alone operations

     . We anticipate that most significant integration efforts will be completed by the middle of next year


An Offensive Strategy with Short & Long-Term Benefits

     . It provides the opportunity for accelerated growth through the addition of new customers

     . The transaction is at least 10% accretive to 2002 due to our anticipated branch and corporate synergies

     . Keane has a strong track record in successfully integrating critical mass acquisitions which significantly lowers merger risk

          - Many of those involved with making GE and AGS successful will focus on Metro integration

     . The acquisition strengthens Keane's leadership position in the market, enhancing our size, marketshare, technical workforce and distribution strongly positioning us to leverage any improvement in the economy and IT spending


Accelerated Revenue Growth

     .    Expanded customer base

          -    Keane's client base to grow by 120%

          -    2/3 of Metro's revenue base is new revenue for Keane

          -    Over 50 Metro clients generate over $1M in revenue


     .    Extended client penetration

          - Approx. 60 Metro clients identified as potential new ADM Outsourcing clients

          - Proven track record of successfully expanding client base from previous acquisitions (i.e., GE Consulting, AGS)



Keane/Metro Acquisition

Brian Keane
President and CEO

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